EXHIBIT 2.2
Contact:

Maggie DeLutri (561) 775-5756                  Investor Relations Counsel:
Corporate Communications Coordinator           The Equity Group Inc.
www.TopSource.com                              Linda Latman    (212) 836-9609
                                               www.theequitygroup.com


FOR IMMEDIATE RELEASE


                          TOP SOURCE COMPLETES SALE OF
                         AUTOMOTIVE SUBSIDIARY'S ASSETS
                                TO ONKYO AMERICA


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PRESS RELEASE
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Monday, October 4, 1999

          Palm Beach Gardens, FL - Top Source Technologies, Inc. (AMEX: TPS) today announced that it had successfully completed the sale of substantially all of the assets of its automotive subsidiary, Top Source Automotive, Inc. ("TSA") to Onkyo America, Inc. The total purchase consideration paid by Onkyo America for the assets and certain TPS intellectual property rights used by TSA in the assembly of TSA sound systems was $10,000,000. This consisted of $2,500,000 in cash ($500,000 of which was paid on July 15, 1999) a $6,500,000, 9%, secured note due to be paid to TSA by October 31, 1999, and a $1,000,000 note due to be paid to the Company by October 31, 1999 in either cash or Onkyo America Series A 5% Convertible Preferred Stock.

          Will Willis, Chairman and CEO of Top Source, stated, "We have been working on the divestiture of TSA for over 18 months. We agreed to close the transaction with Onkyo America and accept thirty-day notes rather than waiting for the consummation of other transactions they are contemplating. The cash infusion from the sale will give us the resources to implement a more aggressive OSA-II marketing plan, which includes enlarging the size of our sales and marketing staff. The recent favorable print and broadcast coverage of the OSA-II has generated a large number of leads, which an expanded sales force will enable us to respond to sooner. We enter the new fiscal year with a much stronger balance sheet and some very important OSA-II endorsements, placements and relationships. We have never been in a better position to build upon each of these strengths to grow Top Source Technologies."


Top Source Technologies, Inc.
October 4, 1999
Page 2



          Top Source Technologies, Inc. develops, assembles, and markets the sophisticated patented MotorCheck On-Site Analyzer, "an oil analysis mini-lab in a box".


Forward-Looking Statements

          The statement discussed in this press release relating to the Company's expectations about the future growth of the Company is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act of 1995. The results anticipated by this forward-looking statement may not occur. Important factors that could cause actual results to differ materially from this forward-looking statement are: (1) the continued reliability of the OSA technology over an extended period of time, (2) the Company's ability to market OSAs, (3) the acceptance of the OSA technology by the marketplace, (4) the general tendency of large corporations to slowly change from known technology to emerging new technology, (5) potential future competition from third parties that may develop proprietary technology, which either does not violate the Company's proprietary rights or is claimed not to violate the Company's proprietary rights, (6) the Company's ability to attract strategic partners for the OSA-II, (7) the Company's ability to make its systems Y2K compliant, and (8) the ability of the Company's vendors and customers to achieve Y2K readiness. Investors should also consider information contained in documents filed by the Company with the Securities and Exchange Commission.
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